Gorilla Technology Group Inc.

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

August 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Gorilla Technology Group Inc. Registration Statement on Form F-3 File No. 333-274053

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gorilla Technology Group Inc. (the “Registrant”) hereby requests that the above-referenced registration statement on Form F-3 (File No. 333-274053) (the “Registration Statement”) be declared effective on August 29, 2023, at 4 PM, Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Stephen C. Ashley and Christopher Wing of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen C. Ashley of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (212) 858-1101, or in his absence, Christopher Wing at (212) 858-1124.

[Signature Page Follows]

Sincerely,

/s/ Jayesh Chandan
Jayesh Chandan
Chief Executive Officer

cc:	Daphne Huang, Gorilla Technology Group Inc.
Stephen C. Ashley, Pillsbury Winthrop Shaw Pittman LLP
Christopher Wing, Pillsbury Winthrop Shaw Pittman LLP